BARRETT & COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at January 1, 2014	244	$ 275,000	$ 278,386	$ (28,410)	$ (260,629)	$ 264,347
Net loss	-	-	-	-	(5,936)	(5,936)
Balances at December 31, 2014	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,565)	$ 258,411
Balances at January 1, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,565)	$ 258,411
Net income	-	-	-	-	274	274
Balances at December 31, 2015	244	$ 275,000	$ 278,386	$ (28,410)	$ (266,291)	$ 258,685

See Notes to Financial Statements